UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number: 000-21318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
O'Reilly Automotive, Inc.
233 South Patterson Avenue
Springfield, Missouri 65802

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

As of December 31, 2014 and 2013, and for the year ended December 31, 2014 with report of Independent Registered Public Accounting Firm

O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan
(Modified Cash Basis)

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013, and for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator
O'Reilly Automotive, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles. Our opinion is not modified with respect to this matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (modified cash basis) at December 31, 2014 and 2013, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2014, on the basis of accounting described in Note 1.

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2014, has been subjected to the audit procedures performed in conjunction with the audit of O'Reilly Automotive, Inc. Profit Sharing and Savings Plan's financial statements.

The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP

Kansas City, MO
June 26, 2015

O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
(In thousands)

	December 31,
	2014	2013
Investments, at fair value (Note 4)	$671,323	$558,916
Notes receivable from participants	24,150	21,920
Net assets available for benefits, at fair value	695,473	580,836

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust	(159)	(104)
Net assets available for benefits	$695,314	$580,732
See accompanying notes to financial statements.

O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
(In thousands)

For the Year Ended December 31, 2014
Additions:
Investment income:
Net realized and unrealized appreciation in value of investments (Note 3)	$120,557
Dividend and interest income	12,949
Total investment income	133,506
Interest income on notes receivable from participants	940
Contributions:
Rollover from other plans	1,161
Employer	395
Participant	40,801
Total contributions	42,357

Total additions	176,803

Deductions:
Distributions to participants	60,498
Administrative expenses	1,723
Total deductions	62,221

Net increase in net assets available for benefits	114,582
Net assets available for benefits at the beginning of the year	580,732
Net assets available for benefits at the end of the year	$695,314
See accompanying notes to financial statements.

O'REILLY AUTOMOTIVE, INC.
Profit Sharing and Savings Plan
(Modified Cash Basis)

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The items identified below are summaries of the significant accounting policies of the O'Reilly Automotive, Inc. (the "Company") Profit Sharing and Savings Plan (the "Plan"):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles. Under this basis, employer and participant contributions are recorded when received rather than in the period to which they relate, and benefits and expenses are recorded when paid rather than when incurred.

Valuation of Investments

Investments are stated at fair value. Shares of registered investment company funds and shares of the Company's common stock are valued based on quoted market prices as of the last business day of the Plan year. The fair values of the Plan's interest in the T. Rowe Price Stable Value Fund was determined based on information provided by T. Rowe Price, trustee of the Plan, using the audited financial statements of the common collective trust at December 31, 2014 and 2013.

The T. Rowe Price Stable Value Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Fair Value Measurements

The Plan performs fair value measurements in accordance with the FASB Accounting Standards Codifications 820, Fair Value Measurements and Disclosure. Please refer to Note 4 for the fair value measurement disclosures associated with the Plan's investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income on notes receivable from participants is recorded when it is earned. The notes receivable from participants are secured by the vested account balances of the borrowing participants. No allowance for credit losses was recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, a deemed distribution is recorded, which is a taxable event for the participant. A loan offset is recorded to reduce the participant's account balance by the outstanding amount of the loan when the loan has been determined to be in default and the participant account incurs a distributable event as defined in the Plan agreement.

Administrative Expenses

The Plan pays trustee administrative expenses up to $350 thousand and $300 thousand for the plan years ended December 31, 2014 and 2013, respectively, and all Plan related expenses incurred for consultation with third party investment advisors and legal counsel. All additional administrative and investment related expenses are paid by the Plan participants.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

In May of 2015, the Financial Accounting Standards Board issued Accounting Standard Update No. 2015-07, "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient provided by Accounting Standards Codification 820, "Fair Value Measurement." Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Plan management will adopt this guidance beginning with its 2016 fiscal year; Plan management is currently evaluating the potential future impact, if any, of ASU 2015-07 on the Plan's financial statements.

NOTE 2. DESCRIPTION OF THE PLAN

General

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 21 and completed one year of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Please refer to the Plan agreement for complete information.

Trust Services

The trustee function of the Plan is performed by T. Rowe Price Company ("T. Rowe Price" or the "Trustee"). As of December 31, 2014 and 2013, the Plan investments were held by the Trustee, in various funds. The Trustee has authority for the purchase and sale of investments and makes payments from the Plan based on participant direction, subject to certain restrictions as specified in the trust agreement, the Plan document and ERISA.

Contributions

Participants may contribute up to 100% of their annual eligible compensation, as defined in the Plan document, to the Plan up to $17.5 thousand for the years ended December 31, 2014 and 2013. Participants 50 years of age or older may contribute up to $23 thousand of their annual eligible compensation, as defined in the Plan document, to the Plan for the years ended December 31, 2014 and 2013. Eligible team members are automatically enrolled in the Plan after one year of employment and 21 years of age at a contribution rate of 2% of their annual eligible compensation. Eligible team members may choose not to participate by declaring their intentions to do so prior to their initial enrollment date.

The Plan allows for a Company match of 100% of the first 2% of each participant's voluntary contribution and 25% of the next 4% of each participant's voluntary contribution. Beginning with the 2014 Plan year, a participant generally must be employed on December 31 to receive that year's Company matching contribution, with the matching contribution funded annually at the beginning of the subsequent year following the year in which the matching contribution was earned. Additionally, the Company may make voluntary profit sharing contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate Company contribution of 25% of the participants' annual eligible compensation. Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12-consecutive month period of employment and generally must be employed on the last day of the plan year. During the years ended December 31, 2014 or 2013, the Company did not make any discretionary voluntary contributions to the Plan. Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond, fixed income or target date funds, O'Reilly Automotive, Inc. common stock, or a combination thereof.

Vesting

Participants are immediately vested in all voluntary contributions and actual earnings on these contributions. Employer contributions, and earnings on employer contributions, vest based on years of service with the Company at a rate of 20% per year from years two through six and are 100% vested after six years of service.

Participant Accounts

Each participant's account is credited with the participant's contribution and actual earnings and with an allocation of the Company's contribution and actual Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants' account balances. The non-vested portions of terminated participants' account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. Each participant account is debited with an allocation of administrative fees and investment fees not paid by forfeited participant assets. During the years ended December 31, 2014 and 2013, $353 thousand and $495 thousand in forfeitures were used to reduce administrative expenses, respectively. During the year ended December 31, 2013, $4,220 thousand in forfeitures was used as employer contributions. At December 31, 2014 and 2013, the Plan retained $3,624 thousand and $422 thousand in forfeitures, respectively.

Participant Loans

Participants are entitled to borrow from the Plan up to the lesser of $50 thousand or 50% of their vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in The Wall Street Journal, on the last business day of the month prior to the date the loan is made. Funds borrowed from the plan as well as the applicable interest are repaid by payroll deductions over a period no longer than 15 years and are secured by the participant's vested account balance.

Payment of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive a partial or lump-sum payment in an amount equal to the value of the participant's vested account balance. Participants may also elect to rollover their vested account balance into a different tax-qualified retirement plan or individual retirement account upon termination of service. At December 31, 2014 and 2013, terminated participants had approximately $149 thousand and $693 thousand, respectively, included in Net Assets Available for Benefits, which were paid in 2015 and 2014, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

NOTE 3. INVESTMENTS

The Trustee holds the Plan's investments and executes all investment transactions. The Trustee has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement, the Plan document and ERISA.

The fair values of investments that represent 5% or more of the Plan's net assets are identified below (in thousands):

	December 31,
	2014	2013
O'Reilly Automotive, Inc. common stock	$333,996	$244,280
T.Rowe Price Retirement 2025 Fund	57,654	54,207
T.Rowe Price Retirement 2030 Fund	44,562	42,680
T.Rowe Price Retirement 2020 Fund	43,369	40,980
T.Rowe Price Retirement 2035 Fund	$36,002	$33,501

During 2014, the Plan's investments, including gains and losses on investments purchased, sold, as well as held, during the year, appreciated in value as identified below for the year ended December 31, 2014 (in thousands):

Net Realized and Unrealized Appreciation in Value of Investments
Registered investment company funds	$5,539
O'Reilly Automotive, Inc. common stock	115,018
$120,557

NOTE 4. FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	Quoted prices for similar assets and liabilities in active markets,

◦	Quoted prices for identical or similar assets or liabilities in markets that are not active,

◦	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals), and

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

A description of the valuation methodologies used for Plan assets measured at fair value are identified below.

•
Common and collective trusts: Valued using the net asset value provided by T. Rowe Price. The net asset value is quoted on a private market that is not active; however, the unit price is based on the fair value of the underlying investments. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 1, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

•	Registered investment company funds: Valued at the quoted net asset value of shares held by the Plan at year end.

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2014 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$9	$9	$—	$—
Common and collective trusts:
Stable value fund	10,943	—	10,943	—
Registered investment company mutual funds:
Domestic
Large cap	11,126	11,126	—	—
Mid cap	5,334	5,334	—	—
Small cap	1,955	1,955	—	—
International
Large cap	1,978	1,978	—	—
Bond fund	4,322	4,322	—	—
Balanced fund	301,660	301,660	—	—
Employer stock:
O'Reilly Automotive, Inc. common stock	333,996	333,996	—	—
Total investments at fair value	$671,323	$660,380	$10,943	$—

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2013 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common and collective trusts:
Stable value fund	$7,502	$—	$7,502	$—
Registered investment company mutual funds:
Domestic
Large cap	9,534	9,534	—	—
Mid cap	5,060	5,060	—	—
Small cap	2,369	2,369	—	—
International
Large cap	1,880	1,880	—	—
Bond fund	3,340	3,340	—	—
Balanced fund	284,951	284,951	—	—
Employer stock:
O'Reilly Automotive, Inc. common stock	244,280	244,280	—	—
Total investments at fair value	$558,916	$551,414	$7,502	$—

NOTE 5. INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service ("IRS") dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2014-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE 6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in common and collective trusts and mutual funds managed by T. Rowe Price. T. Rowe Price is the Trustee as described by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in the common stock of O'Reilly Automotive, Inc. O'Reilly Automotive, Inc. is the Plan sponsor as described by the Plan, and therefore, these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to the Plan's Form 5500 (in thousands):

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$695,314	$580,732
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	159	104
Net assets available for benefits per the Form 5500	$695,473	$580,836

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan's Form 5500 for the year ended December 31, 2014 (in thousands):

Net increase in net assets available for benefits per the financial statements	$114,582
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2014	159
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2013	(104)
Net income per the Form 5500	$114,637

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE
(MODIFIED CASH BASIS)

O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

FORM 5500 SCHEDULE H, LINE 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
E.I.N. 27-4358837, PLAN NO. 002
(In thousands)

December 31, 2014
Identity of Issuer, Borrower, Lessor or Similar Party	Current Value
Cash and cash equivalents	$9
T. Rowe Price mutual funds*:
Retirement 2005 Fund	2,810
Retirement 2010 Fund	8,096
Retirement 2015 Fund	24,512
Retirement 2020 Fund	43,369
Retirement 2025 Fund	57,654
Retirement 2030 Fund	44,562
Retirement 2035 Fund	36,002
Retirement 2040 Fund	28,533
Retirement 2045 Fund	23,093
Retirement 2050 Fund	18,926
Retirement 2055 Fund	12,589
Retirement Income Fund	1,514
T. Rowe Price common and collective trusts*:
TRP Stable Value Fund Sch E	10,943
Registered investment company mutual funds:
Artisan Mid Cap Inst	2,560
Blackrock Equity Div, I	1,571
Fidelity Strategic Income	1,539
Goldman Sachs Midcap Val, Inst	2,774
Harbor Capital Appreciation Fd	2,038
Harbor International Fund	1,358
Met West Total Return Bond I	1,605
Ridgwrth Classic Sm Cp Valeqt	1,955
Vanguard 500 Index Admiral	4,343
Vanguard Inf Protected Sec	1,177
Vanguard Inter Growth Fund	621
Vanguard Sm Cap Growth Idx Adm	3,174
O'Reilly Automotive, Inc. common stock*	333,996
Participant loans (interest rates ranging from 4.25% to 10.50%; maturities through 11/17/2029)*	24,150
$695,473
* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

Date: June 26, 2015	By: /s/ Thomas McFall
Thomas McFall
O'Reilly Automotive, Inc.
Executive Vice President of Finance and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm